EXHIBIT 1
STATISTICAL SUMMARY

For the years ended December 31	2005	2004	2003

OPERATIONS DATA

El Peñón
Tonnes processed (000’s)	880	837	704
Gold grade (grams per tonne milled)	11.1	12.2	14.7
Gold recoveries	96%	97%	97%
Jerritt Canyon(1)
Tonnes processed (000’s)	—	—	198
Gold grade (grams per tonne milled)	—	—	8.1
Gold recoveries	—	—	88%

PRODUCTION DATA (in 000’s of ounces)

Gold
El Peñón	304	314	321
Jerritt Canyon	—	—	46
Beartrack(2)	—	1	4

Total Gold	304	315	371

Silver
El Peñón	5,538	4,812	4,283
Beartrack	—	—	1

Total Silver	5,538	4,812	4,284

CASH COST OF PRODUCTION (USD per gold ounce)

El Peñón	$38	$50	$54
Jerritt Canyon	—	—	278
Average	38	50	82

TOTAL COST OF PRODUCTION (USD per gold ounce)

El Peñón	$88	$105	$109
Jerritt Canyon	—	—	350
Average	88	105	139

Notes
Cash cost of production includes all direct mining and processing expenses less silver credits which are treated as a by-product. Total cost of production comprises the cash cost of production plus depreciation, depletion and amortization, which includes amortization of asset retirement costs. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the Management’s Discussion and Analysis.)

(1)	The Company completed the sale of its 30% interest in the Jerritt Canyon Joint Venture as of June 30, 2003. All amounts for Jerritt Canyon represent the Company’s share of the joint venture.

(2)	Beartrack operations ceased mining in April 2000 and concluded economic recovery by September 2000. All residual gold production at Beartrack has been accounted for as part of reclamation and closing costs.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT    17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CAUTIONARY STATEMENT
Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings.
INTRODUCTION
This MD&A was prepared as of February 21, 2006 and provides a detailed analysis of the Company’s financial condition and results of operations for the current year compared with the previous year. The MD&A should be read in conjunction with the consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 and related notes. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and reports in United States (“U.S.”) dollars (“USD”). Reference should be made to note 19 of the financial statements for a reconciliation between Canadian GAAP and U.S. GAAP. All dollar amounts in this MD&A are in millions of USD unless otherwise specified.
The Company’s filings with the securities regulatory authorities in Canada, including the Company’s Annual Information Form, are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.
OVERVIEW
Meridian Gold Inc. (“Meridian” or the “Company”) is a mid-tier gold producer with mining operations in Chile, development projects in Argentina and Nevada and exploration projects throughout the Americas.
DISCUSSION OF PROPERTIES
El Peñón
The El Peñón property is located 165 kilometers to the southeast of the port city of Antofagasta in northern Chile. Gold was first discovered on the property by the Company’s geologists in 1993. Portions of the current land position of about 720 square kilometers are relatively unexplored, as most exploration work prior to 2005 focused on the central core area of 40 square kilometers. Expansion during 2005 focused on the newly acquired Fortuna project.
In 2005, El Peñón continued to deliver low-cost, profitable results. The mine produced 303,509 ounces of gold and 5.5 million ounces of silver at a cash cost of $38 per gold ounce compared to 314,081 ounces of gold and 4.8 million ounces of silver at a cash cost of $50 per gold ounce during 2004. Total production costs including depreciation, depletion and amortization were $88 per gold ounce, 16% lower than the $105 per gold ounce in 2004. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the MD&A.)
The mill processed 880,228 tonnes of ore in 2005, an increase of 5% over last year’s 837,111 tonnes. The increases were achieved primarily through process and efficiency improvements in the milling circuit. The Company processed an average of 11.1 grams per tonne of gold and 211 grams per tonne of silver in 2005. The Company’s recovery of gold of 96% was slightly lower than the prior year gold recovery of 97%. The underground and open-pit mines produced 912,608 tonnes of ore in 2005 compared to 783,849 tonnes of ore in 2004. The Company continues to maintain a stockpile of ore in front of the mill to provide operating flexibility.
The underground material is mined by the bench-and-fill method. During 2005, approximately 9 kilometers of underground development was completed. For 2006, roughly the same amount of underground development is expected to be completed with a significant portion related to the development of the Dorada, Cerro Martillo, Providencia and Fortuna zones.
18    MERIDIAN GOLD INC. 2005 ANNUAL REPORT

The underground contract mining company, Constructora Gardilcic S.A. (“Gardilcic”), performed well during the year and continued being a strategic partner to Meridian in meeting mining targets. In January 2005, the Company entered into a five-year agreement with Gardilcic to continue to provide underground mining services.
At the end of 2005, mineral reserves at El Peñón totaled 2.1 million gold ounces and 76.4 million silver ounces. The 0.3 million gold ounces processed during the year were replaced and an additional 0.1 million gold ounces were added to reserves. The increase in reserves was attributed to the exploration and extension of the Dorada vein from both surface and underground drilling, the surface exploration and extension of the Fortuna vein, and the discovery and subsequent exploration of the Providencia vein as well as additional ounces added in the existing areas of the mine. The reserves and resources of El Peñón were prepared under the supervision of Greg Walker, an employee of Meridian, and have been audited by David Rennie and James Pearson of Roscoe Postle Associates Inc., who are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators.
About $6.5 million was expensed at El Peñón during the year on surface exploration, primarily at the Dorada, Cerro Martillo, Fortuna and Providencia structures. During the year, the Company discovered and focused a significant portion of its drilling on the Dorada and Fortuna veins. These vein zones along with the newly discovered Providencia vein zone will continue to provide exploration potential in the future as the Company accesses the Fortuna and Providencia vein zones from underground locations and gains additional underground access to the Dorada vein and Cerro Martillo veins.
The Company remains focused on developing the full potential of its property position at El Peñón. In 2006, surface exploration will be focused on further defining the Dorada, Fortuna, Providencia and structures both east and west of known trends. For 2006, the Company expects El Peñón to produce approximately 300,000 ounces of gold at a cash cost of approximately $50 per ounce.
During 2005, the Company received several recognitions for achievements in prevention of accidents and efficiency in safety management. Among these were the 2005 Benjamin Teplizky Lijavetzky Award for excellence in safety, environmental practices and community involvement, presented by the Chilean Ministry of Mining; Honorable Mention for the John T. Ryan Award, presented by the Canadian Institute of Mining and the Chilean Mining Engineers Institute; the Regional Mine Safety Committee Award for Chile’s Region II; and Honorable Mention in the Annual Mining Safety Award, presented by the National Mining and Geology Service (Sernageomin).
Esquel
In 2002, the Company completed the acquisition of Brancote Holdings Plc (“Brancote”), the owner of the Esquel Gold Project. The contiguous properties that form the Esquel Gold Project are located in the Sierra de Esquel mountain range, about 7 kilometers northeast of the town of Esquel (population: 30,000), in southern Argentina and comprise an aggregate of 141,000 hectares of land, including 43,365 hectares for the Esquel corridor. The Galadriel-Julia vein system, which constitutes the Esquel Gold Project and which is the current focus of development for the Company, is located on the Cordon de Esquel property. The Company owns its 100% interest in this property through Minera El Desquite (“MED”). During 2005, the Company sold its portion (60%) of three properties held in a joint-venture agreement which were acquired in the Brancote transaction that were deemed non-essential to the core property. These properties were sold to Patagonia Gold SA., the former joint-venture partner.
During 2003, Meridian Gold paused its permitting and development efforts following a non-binding referendum wherein the majority of the citizens of the City of Esquel voted not to support the development of an open-pit mine. Meridian Gold has since focused its efforts on identifying and addressing the community’s concerns. Activities have culminated in the development of a new underground mine plan and addressing stakeholder concerns, which include the social, environmental and technical aspects of the project. Meridian Gold is committed to building trust with the community of Esquel, the province of Chubut and the Republic of Argentina, through Meridian Gold’s demonstrated history and current practice of responsible mining.
However, as our development activities on the Esquel project have been interrupted and the delay in development activities has reached three years, based on applicable accounting guidelines, there is a presumption that a write-down of capitalized costs, deferred development and pre-operating costs is necessary. Since the timing of the approval process for the project cannot be reasonably determined at this time, Meridian Gold does not have persuasive evidence that a write-down should not be taken. Therefore, under applicable accounting guidelines, Meridian Gold is required to write down these long-lived assets to their estimated fair value. The carrying value of the Esquel mineral properties was written down by approximately $542.8 million to $2.5 million, the estimated fair market commercial real-estate value of the land, comparable to similar land in this region.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT 19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
The following table and notes present the values used in the write-down of the Esquel property. The $542.8 million write-down associated with the Esquel property is reflected in Table 1:
Table 1

(In millions of USD)

Purchase price	$310.0
Capitalized spending on project	6.1
Future income tax liability(1)	149.1
Currency translation adjustment(2)	77.6

Esquel asset impairment	542.8
Future income tax benefit	163.9

Net impairment	$378.9

Notes

(1)	Future income tax liability recorded as part of the original purchase of the project.

(2)	The currency translation adjustment is related to the balance sheet adjustments for the foreign exchange difference between the time of purchase and the time of the write-off.
In spite of the accounting treatment mentioned above, the Company remains confident in the long-term economic, environmental and technical aspects of the Esquel project and is committed to building trust with the community of Esquel and Argentina, through Meridian’s demonstrated history and current practice of responsible mining.
Rossi
The Rossi property spans approximately 28 square kilometers on the northern end of the Carlin Trend located in northeast Nevada. The mineralization at Rossi is sediment hosted and occurs in the same structural and stratigraphic sequence as economic mineralization throughout the Carlin Trend. Three main areas were discovered on the property from surface drilling which are the 49er, End, and Discovery Zones.
During 1998, the Company entered into a joint venture with Barrick Gold Corporation (“Barrick”) on the Rossi property. Barrick earned a 60% interest in the property in 2003 by completing its required earn-in spending of $15 million on the property. The Company retained a 40% ownership in the joint venture.
All exploration work on the Rossi property in 2005 was carried out by Barrick and funded on a proportional basis under the joint venture agreement. In 2005, Meridian’s share of the joint venture expenses was $1.5 million.
During 2005 exploration drilling, development work and sample testing of the ore continued. All of the federal and state permitting is in place for production. Barrick is currently evaluating the timeline for the start-up of production for the project.
Beartrack
Beartrack, a 100% owned open-pit heap-leach operation, is located approximately 17 kilometers west of Salmon, Idaho. Mining of all the economic ore was completed in 2000. During 2005, the Company spent $2.9 million for reclamation activities and recovered $0.1 million for gold sales from the rinsing process. As part of the review process of the property in 2005, it was determined that the long-term expenditures for the closure of the property were greater than the liability booked. The Company recorded an asset retirement obligation (“ARO”) liability for an additional $17.4 million and other assets for $10.0 million for the benefit to be received pursuant to an insurance policy, resulting in a net $7.4 million expense.
Jerritt Canyon
The Jerritt Canyon mine, located 92 kilometers northwest of Elko, Nevada, was 30% owned by the Company and 70% owned and operated by AngloGold (Jerritt Canyon) Corp. until the Company sold its interest in the Jerritt Canyon property to Queenstake Resources USA Inc. effective June 30, 2003. During 2004, the Company received $1.8 million from Queenstake as payment for the production receivable accrued at the time of the sale and $0.9 million for the buy-out of a net smelter returns royalty retained, with the latter being recognized as a gain.
20 MERIDIAN GOLD INC. 2005 ANNUAL REPORT

RESULTS OF OPERATIONS
Based on the above-mentioned write-down of the Esquel property, all financial information presented in the following sections will be presented to reflect both results prior to the accounting for impairment and including the impairment where applicable. In some instances, the effect of the impairment may be located in the notes to the tables.
The $550.2 million write-down, as shown in the impairment of mineral properties and other line below (Table 2), consists of $542.8 million from the Esquel property and $7.4 million related to the addition to the ARO liability associated with future reclamation costs for the Beartrack property. The impairment and other charges are offset by the $163.9 million elimination of the future income tax liability that was booked in association with the Esquel property, as shown in income tax in the impairment column. The following table presents a pro forma income statement with the effect of the impairment on net income shown.
Table 2
For the 12 months ended December 31, 2005

	Pre-impairment		GAAP-
(In millions of USD)	(Non-GAAP)	Impairment	reported

Revenue	$131.8	$—	$131.8

Costs and expenses:
Cost of sales	(11.9)	—	(11.9)
Depreciation, depletion and amortization	(15.7)	—	(15.7)
Exploration	(25.0)	—	(25.0)
Selling, general and administration	(13.9)	—	(13.9)
Impairment of mineral properties and other	1.5	(550.2)	(548.7)

	(65.0)	(550.2)	(615.2)

Earnings before the following	66.8	(550.2)	(483.4)
Interest income	6.9	—	6.9
Other income (expense)	0.1	—	0.1

Earnings (loss) before taxes	73.8	(550.2)	(476.4)
Income tax expense (benefit)	33.9	(163.9)	(130.0)

Net earnings (loss)	$39.9	$(386.3)	$(346.4)

Selected Annual Financial Information(1)
As at and for the years ended December 31

(In millions of USD, except per share data)	2005	2004	2003

Revenue	$131.8	$127.1	$132.6
Pre-impairment earnings(2)	39.9	n/a	n/a
Net earnings (loss)	$(346.4)	$36.6	$34.4

Basic earnings (loss) per share	$(3.47)	$0.37	$0.35
Diluted earnings (loss) per share	$(3.47)	$0.37	$0.34

Total assets	$404.5	$892.1	$852.9
Total long-term liabilities	$77.8	$230.6	$226.2

Notes

(1)	For the three years reported, the Company did not declare a cash dividend.

(2)	Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of 2005 (see Esquel section of MD&A).
MERIDIAN GOLD INC. 2005 ANNUAL REPORT    21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
Summary of Quarterly Results

	FY2005				FY2004
(In millions of USD, except per share data)	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr

Revenue	$35.6	$32.1	$31.9	$32.2	$32.8	$32.9	$31.5	$29.9
Pre-impairment earnings(1)	$12.3	$9.0	$9.1	$9.8	$7.5	$9.6	$9.7	$9.8
Net earnings (loss)	$(374.3)	$9.0	$9.1	$9.8	$7.5	$9.6	$9.7	$9.8

Pre-impairment basic earnings per share(1) (2)	$0.12	$0.09	$0.09	$0.10	$0.08	$0.10	$0.10	$0.10
Pre-impairment diluted earnings per share(1)	$0.12	$0.09	$0.09	$0.10	$0.07	$0.10	$0.10	$0.10
Basic earnings (loss) per share(1) (2)	$(3.73)	$0.09	$0.09	$0.10	$0.08	$0.10	$0.10	$0.10
Diluted earnings (loss) per share(1)	$(3.73)	$0.09	$0.09	$0.10	$0.07	$0.10	$0.10	$0.10

Notes

(1)	Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of 2005 (see Esquel section of MD&A).

(2)	Quarterly amounts do not sum to full year amounts due to rounding.
Net loss for the year ended December 31, 2005 was $346.4 million ($3.47 per share) including the write-down of the Esquel property. Net earnings before the impairment for the year ended December 31, 2005 is $39.9 million ($0.40 per share) compared to net earnings of $36.6 million ($0.37 per share) in 2004. This increase of $3.3 million or $0.03 per share is the result of higher realized gold prices that were partially offset by costs to produce more tonnes, higher reagent costs and higher exploration spending.
Revenue in 2005 was $131.8 million compared to 2004 revenue of $127.1 million, an increase of $4.7 million. Revenue in 2005 increased due to a 9% higher average realized gold price per ounce sold from $412 in 2004 to $447 in 2005, partially offset by a decrease in the ounces sold caused by a lower average grade processed, resulting in 314,081 ounces in 2004 and 303,509 ounces produced in 2005.
Over the past three years, the Company has used various companies to purchase and refine its gold and silver produced. In 2003 and 2004 the metal was principally sold through Standard Bank of London, and in 2005 the metal was sold through Standard Bank of London and Auramet Trading, New York. The Company’s gold and silver doré production from Chile was refined by Johnson Matthey’s refinery in England during 2003. During 2004, the Company sent its production from Chile to Johnson Matthey’s refineries in England and Salt Lake City to be refined. During 2005 the Company added the Argor-Haraeus refinery in Switzerland to refine a portion of the 2005 gold and silver doré production from Chile along with the Johnson Matthey refineries. The Metalor refinery in Massachussetts processed the Company’s residual production from the Beartrack mine. The Company believes that several banks or refiners would be willing to purchase and/or process the Company’s metal.
Cost of sales in 2005 was $11.9 million compared to cost of sales in 2004 of $16.1 million. The $4.2 million reduction in cost of sales is principally due to increased silver production and the improvement in silver prices. The Company accounts for the sale of silver as a by-product credit which reduces cost of sales. In 2005, the Company sold an additional 678,961 ounces of silver compared to 2004. The average realized silver price per ounce in 2005 was $7.40 compared to the average price per ounce in 2004 of $5.89. The Company’s total cost per ounce of gold in 2005 was $88 compared to $105 in 2004. This reduction is primarily due to the reduction in cost of sales as explained above, due to the additional silver sales. (The measurement for total net production cost is a non-GAAP measurement. An explanation and reconciliation of these measurements can be found at the end of the MD&A.)
Exploration expense in 2005 of $25.0 million increased 28% over exploration expense of $19.5 million in 2004. Meridian increased spending in exploration following the discovery of a new vein at El Peñón, the Providencia vein, as well as continued exploration of the Fortuna, Dorada and Cerro Martillo veins. Meridian conducted focused drilling on the Providencia vein (discovered in the first quarter of 2005) to further define the extent of this vein. In the first quarter of 2005, Meridian purchased from Gold Fields Chile Limitada the remaining portion of the joint venture on the Fortuna property, giving 100% control to Meridian. Meridian continues to aggressively explore this property. Meridian continues to expense all exploration costs as they are incurred.
The income tax benefit for the year was $130.0 million compared to an income tax expense of $27.0 million in 2004. Income tax expense, before impairment, in 2005 was $33.9 million. The effective tax rate, before impairment, in 2005 of 46% is higher than the effective tax rate in 2004 of 42%. The higher effective tax rate is due to higher proportional costs incurred in tax jurisdictions where no tax benefit can be obtained from the spending. The Company paid $19.8 million in cash taxes during 2005.
22    MERIDIAN GOLD INC. 2005 ANNUAL REPORT

LIQUIDITY AND CAPITAL RESOURCES
Meridian Gold’s cash and short-term investment balances, including restricted cash, increased to $281.5 million at December 31, 2005 compared to $231.7 million at December 31, 2004. This increase is due to strong cash flows fueled by higher gold prices and consistent operating performance at El Peñón. Working capital increased during the year, from $215.3 million in 2004 to $262.9 million in 2005, primarily due to the growth in cash balances.
Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during 2005 was provided from operations and from existing cash reserves. Cash provided by operating activities increased to $73.5 million in 2005, versus $69.9 million in 2004. In 2006, the Company expects its current cash and short-term investments and cash generated from operations to be sufficient to fund its exploration and capital requirements.
Anticipated cash requirements for 2006 include approximately $35 million for planned capital expenditures at El Peñón, which includes approximately $13 million in mine development, including the accesses to the Providencia structure to prepare it for production by late 2006, and development of the Fortuna Project. An additional estimated $5 million will be required to fund capital expenditures at other Meridian projects and locations.
Exploration is the heart of Meridian Gold’s growth strategy and will continue to be an important focus throughout the year. The Company plans to spend approximately $25 million in 2006 to fund these efforts. It is expected that approximately half of the exploration budget will be dedicated to reserve and resource expansion at the Company’s current projects. The remainder is allocated to our growing pipeline of projects, aimed towards acquisitions and grassroots exploration, initiated in North and South America. Pursuant to our policy, all of these exploration costs are expensed.
As part of this exploration growth strategy, the Company entered into an agreement to explore property situated in the Alhue District of Chile in August of 2005. Under the agreement, Meridian will fund up to $5 million in exploration costs over 18 months. The Company has an option through February 2007 to purchase 100% of the outstanding capital stock of Minera Florida for $100 million.
Meridian has sufficient working capital to meet its needs for the next 12 months. Should we decide to develop other exploration and development properties, additional capital may be required. We believe that these capital requirements may be funded by existing cash reserves, by borrowing from third parties or by raising equity. No assurance can be given that such borrowings or capital will be available at terms and conditions acceptable to Meridian.
CONTRACTUAL COMMITMENTS AND CONTINGENT LIABILITIES

(In millions of USD)	Total	Less than 1 year	2–3 years	4–5 years	More than 5 years

Operating leases	$1.0	$0.5	$0.5	$—	$—
Extraction services obligations(1)	152.4	30.6	67.6	54.2	—
Exploration obligations(2)	1.1	1.1	—	—	—
Asset retirement obligations(3)	25.3	13.3	5.4	1.6	5.0
Pension cost obligations(4)	5.3	0.2	0.4	0.4	4.3

Total	$185.1	$45.7	$73.9	$56.2	$9.3

Notes

(1)	In January 2005, the Company entered into a five-year contract for underground extraction services at El Peñón. The remaining estimated value based on forecasted production rates totals $152.4 million over the remaining contract life of four years. The contract may be cancelled early, invoking a penalty clause. The maximum penalty is approximately $9.4 million, decreasing monthly over the remaining life of the contract.

(2)	During 2004, the Company entered into an agreement with Radius Gold Inc. for the exploration of its Natividad property in Nicaragua, which contractually requires the Company to pay $3.5 million over the first two years of the agreement. As of December 31, 2005, $1.1 million remains to be spent.

(3)	Asset retirement obligations are projected spending and do not represent actual money committed or owed by the Company.

(4)	The timing and amount of additional funding is dependent upon future return on pension plans’ assets, discount rates and other actuarial assumptions. The 2006 amount of minimal funding for the defined benefits plan at December 31, 2005 is less than $0.1 million. The $1.0 million related to years 1—5 are related to the benefits due resulting from the death of former Executive Vice-President Ed Colt, who passed away in November of 2005.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT       23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
CRITICAL ACCOUNTING POLICIES
The Company’s consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. Critical accounting policies and estimates that most impact the consolidated financial statements are those that relate to the Company’s accounting for mineral properties, reclamation obligations and income taxes which include reserve estimates, impairments and reclamation estimates.
Critical Accounting Estimates
Amortization of Mineral Property, Plant and Equipment
The Company amortizes mineral properties and other assets using the units-of-production basis which is based on projected minable tonnes. Therefore mineral reserves may affect amortization of mineral property, plant and equipment costs. Mineral reserves are affected by the price of gold, production costs and other factors. These estimates are reviewed on a regular basis and are adjusted to reflect current mining plans. The estimated useful life of an asset is limited by the remaining life of the ore body to which the asset relates.
Impairment of Assets
The Company reviews the carrying value of its properties when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. For non-producing properties, the reviews are based on whether factors that may indicate the need for a write-down are present at each location. Additionally, the reviews use factors such as political, social, legal and environmental regulations. These factors are subject to changing economic conditions, regulations and the accuracy of assumptions.
Reclamation Estimates
Reclamation and shutdown costs to be incurred following mine closure are estimated and recorded as an ARO with the obligation added to the carrying amount of the long-lived asset. The estimates are reviewed on a routine basis as to the accuracy of remaining costs to be incurred and are adjusted as necessary. Any change to an estimate is reflected in the consolidated financial statements on a prospective basis.
Valuation of Future Income Taxes
The Company recognizes future income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Management regularly reviews the Company’s future income tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected taxable income and the expected timing of the reversals of existing temporary differences. Management believes that sufficient uncertainty exists regarding the realization of certain future income tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of Canadian and foreign future income tax assets and estimates of future earnings in these jurisdictions as of December 31, 2005.
Changes in Accounting Policies
Stock-based Compensation
During 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees on or after January 1, 2002, and disclose the pro forma effect of accounting for these awards under the fair value method. Under the settlement method, no compensation expense is recognized in the Company’s consolidated statements of operations for options granted during each of the years ended December 31, 2003 and 2002 because the exercise price of employee stock options was the market price on the day granted.
24       MERIDIAN GOLD INC. 2005 ANNUAL REPORT

Consideration paid by directors and employees on exercise of stock options was recorded as share capital.
As required under the revised Canadian standard for accounting for stock-based compensation, effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy to measure stock options granted to directors and employees after January 1, 2002 at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital.
Issues of restricted shares and stock options granted to non-employees are accounted for using the fair value method during the fiscal years presented.
OUTSTANDING SHARES DATA
As of December 31, 2005, 100,233,173 (December 31, 2004 — 99,629,827) common shares were outstanding and there were 1,557,481 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$19.18 per share, of which 1,024,093 are currently exercisable, with expiry dates between May 2006 and December 2015. As of February 21, 2006, 100,395,935 shares were outstanding.
Non-GAAP Measures
Meridian has included measures in this document called “total net cash costs per ounce” or “cash cost per ounce” and “total net costs per ounce” or “total production cost per ounce”. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties, net of silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total net cash costs per ounce are total net cash costs divided by gold ounces produced. Total net costs consist of “total net cash cost” plus depreciation, depletion and amortization expenses. Total net costs per ounce are total net costs divided by gold ounces produced.
The Company believes that in addition to conventional measures, prepared in accordance with Canadian GAAP, stakeholders use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.
For the 12 months ended December 31

(In millions of USD, except for ounces and cost per ounce)	2005	2004

Cost of sales	$11.9	$16.1
Other	(0.4)	(0.4)

Total net cash costs	$11.5	$15.7
Gold production in ounces from active properties	303,509	314,081

Total net cash costs (of production) per ounce	$38	$50

Total net cash costs	$11.5	$15.7
Depreciation, depletion and amortization	15.7	18.1

Total net cost	$27.2	$33.8
Gold production in ounces from active properties	303,509	314,081

Total net cost (of production) per gold ounce	$88	$105

MERIDIAN GOLD INC. 2005 ANNUAL REPORT       25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
Qualified Statement
All drill samples sent for assay at El Peñón are subject to rigorous quality assurance and quality control (“QA/QC”) program that conforms to NI 43-101 standards. Duplicate reverse circulation drill samples are collected at 2 or 1 meter intervals, depending on the type of drill target. One sample is sent for assay, and the duplicate is stored on site for verification and/or metallurgical purposes. Round Robin verified blind standards are inserted into the sample stream along with barren, duplicate and unmineralized samples that test sample preparation procedures, accuracy and precision of results and check for sample contamination at the lab. All core or diamond drill samples are mechanically split with one-half of the sample stored on site and the second half sent for assay utilizing the QA/QC procedures. ALS Chemex operates an on-site sample preparation lab that is closely monitored by the El Peñón QA/QC management. Sample pulps produced on site are sent to ALS Chemex in La Serena, Chile for analysis. All samples are assayed using standard Fire/AA procedures (AuAA22, AgAA45). Gold results greater than 5 ppm* are re-analyzed using a gravimetric finish** (Au-GRA22). Silver results greater than 100 ppm are re-analyzed using a complete acid digestion (Ag-AA62) with silver assays greater than 300 ppm being re-analyzed using a gravimetric finish** (Ag-GRA22). Any assay results that are not deemed statistically acceptable are not entered into the database.
    *     Parts per million
* *     Results reported in grams/tonne
26       MERIDIAN GOLD INC. 2005 ANNUAL REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the Board of Directors and management of the Company.
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information.
The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information. The Audit Committee of the Board, comprised of three independent directors, periodically meets with management and with the independent auditors to review the scope and result of the annual audit and to review the financial statements before they are presented to the Board of Directors for approval.
The consolidated financial statements have been audited by the Company’s independent auditors, KPMG LLP. The Auditors’ Report to the Shareholders outlines the scope of their examination of and opinion on the consolidated financial statements.

Brian J.Kennedy	Peter C. Dougherty
VICE CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER	VICE-PRESIDENT, FINANCE & CHIEF FINANCIAL OFFICER

February 21, 2006
INDEPENDENT AUDITORS’ REPORT
We have audited the consolidated balance sheets of Meridian Gold Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 3, 2006
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA—U.S. REPORTING DIFFERENCES
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2(a) to the consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005. Our report to the shareholders dated February 3, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, Canada

February 3, 2006
MERIDIAN GOLD INC. 2005 ANNUAL REPORT       27

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

(In millions of USD)	2005	2004

ASSETS

Current assets:
Cash and short-term investments (note 3(d))	$267.6	$217.8
Restricted cash (note 3(d))	13.9	13.9
Trade and other receivables	1.2	2.3
Inventory (note 5)	7.1	5.4
Future income taxes — current (note 12)	3.7	0.4
Other current assets	10.0	2.1

Total current assets	303.5	241.9
Mineral property, plant and equipment (note 6)	89.6	628.8
Future income taxes — long-term (note 12)	0.4	9.3
Other assets (note 8)	11.0	12.1

Total assets	$404.5	$892.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable, trade and other	$13.4	$8.1
Accrued and other liabilities (note 9)	27.2	18.5

Total current liabilities	40.6	26.6
Other long-term liabilities (note 10)	65.0	42.3
Future income taxes (note 12)	12.8	188.3

Total liabilities	118.4	257.2
Minority interest	—	1.0
Shareholders’ equity (note 13)	286.1	633.9

Total liabilities and shareholders’ equity	$404.5	$892.1

Commitments and contingencies (notes 11 and 18)
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Christopher R. Lattanzi	Brian J. Kennedy
DIRECTOR	DIRECTOR
28       MERIDIAN GOLD INC. 2005 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2005, 2004 and 2003

(In millions of USD, except per share data)	2005	2004	2003

Revenue	$131.8	$127.1	$132.6
Costs and expenses:
Cost of sales before depreciation, depletion and amortization	11.9	16.1	30.5
Depreciation, depletion and amortization	15.7	18.1	22.1
Exploration	25.0	19.5	16.0
Selling, general and administrative	13.9	10.4	9.8
Impairment of mineral properties and other	548.7	—	0.6

	615.2	64.1	79.0

Earnings (loss) from operations	(483.4)	63.0	53.6
Interest income	6.9	2.6	1.4
Other income (expense)(notes 4 and 17)	0.1	(2.0)	4.3

Earnings (loss) before income taxes	(476.4)	63.6	59.3
Income tax expense (benefit)(note 12)	(130.0)	27.0	24.9

Net earnings (loss)	$(346.4)	$36.6	$34.4

Earnings (loss) per share (note 14):
Basic	$(3.47)	$0.37	$0.35
Diluted	$(3.47)	$0.37	$0.34
Weighted average shares outstanding (in 000’s) :
Basic	99,936	99,259	99,060
Diluted	99,936	99,966	99,927

See accompanying notes to consolidated financial statements.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT       29

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
Years ended December 31, 2005, 2004 and 2003

(In millions of USD)	2005	2004	2003

Balance, beginning of year:	$180.0	$144.3	$109.9
Adjustment on adoption of new accounting standard for stock-based compensation (note 2(a))	—	(0.9)	—
Net earnings (loss)	(346.4)	36.6	34.4

Balance, end of year	$(166.4)	$180.0	$144.3

See accompanying notes to consolidated financial statements.
30       MERIDIAN GOLD INC. 2005 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005, 2004 and 2003

(In millions of USD)	2005	2004	2003

Cash flow from operating activities:
Net earnings (loss)	$(346.4)	$36.6	$34.4
Non-cash items:
Impairment of mineral properties and other	550.2	—	—
Provision for depreciation, depletion and amortization	15.7	18.1	22.1
Gain on sale of assets, net	—	(1.3)	(4.3)
Accretion of asset retirement obligations	0.4	0.4	0.8
Stock-based compensation	3.4	2.3	1.4
Provision for pension cost	1.0	0.5	0.3
Future income taxes	(145.9)	11.4	13.7
Deferred revenue	—	(1.2)	(1.9)
Changes in non-cash working capital and other accounts:
Trade and other receivables	1.1	2.5	(2.7)
Inventory	(1.7)	1.4	(1.8)
Other current assets	(3.1)	3.1	1.4
Other assets	(1.3)	1.5	(3.1)
Accounts payable, trade and other	5.3	2.0	—
Accrued and other liabilities	(0.2)	(0.8)	8.9
Other long-term liabilities	—	1.1	(0.1)
Reclamation expenditures	(4.4)	(7.1)	(6.2)
Pension contributions	(0.6)	(0.6)	(0.3)

	73.5	69.9	62.6
Cash flow from (used in) investing activities:
Capital expenditures	(30.1)	(17.7)	(21.3)
Proceeds from sale of assets	1.7	1.7	4.2
Short-term investments (note 3(d))	(38.7)	(49.2)	(121.3)
Long-term investments (note 3(d))	1.2	(6.4)	—

	(65.9)	(71.6)	(138.4)
Cash flow from (used in) financing activities:
Proceeds from issuance of share capital	3.4	2.0	0.9

	3.4	2.0	0.9

Increase (decrease) in cash and cash equivalents	11.0	0.3	(74.9)
Cash and cash equivalents, beginning of year (note 2(a))	47.3	47.0	121.9

Cash and cash equivalents, end of year	$58.3	$47.3	$47.0

Cash and cash equivalents	$58.3	$47.3	$47.0
Short-term investments	209.3	170.5	121.3

Cash and short-term investments	$267.6	$217.8	$168.3

Supplementary disclosure of cash flow information (note 15).
See accompanying notes to consolidated financial statements.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT       31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005, 2004 and 2003
(Tables expressed in millions of USD, except per share amounts)
1. NATURE OF OPERATIONS
Meridian Gold Inc. (“Meridian” or the “Company”) is engaged in the mining and exploration of gold and other precious metals.
2. CHANGES IN ACCOUNTING POLICIES
(a) Stock-based compensation
Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital, as required under the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital as of January 1, 2004.
(b) Variable interest entities
Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). The new guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the majority of the variable interest entity’s expected losses, is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.
3. SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation
The accompanying consolidated financial statements include the accounts of Meridian and all majority-owned subsidiaries. The accounts of joint ventures in which the Company holds an interest are consolidated on a proportionate basis. All significant intercompany accounts are eliminated on consolidation.
These financial statements are presented in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the Company’s case, conform to U.S. GAAP except as explained in note 19. The United States dollar (“USD”) is the principal currency of the Company’s business; accordingly, the consolidated financial statements and related notes are presented in USD.
(b) Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in calculation of proven and probable gold reserves for the purposes of evaluating impairment of mineral properties, depreciation, depletion and amortization, costs associated with the reclamation and closing of mine properties and future income taxes, among others. Actual results could differ from those estimates.
(c) Fair value of financial instruments
The Company’s financial instruments consist of cash, short-term and long-term investments, trade and other receivables, taxes recoverable/payable, accounts payable, trade and other and accrued and other liabilities. Except for short-term and long-term investments, the carrying amounts of the Company’s financial instruments approximate fair value due to the short term to maturity of such instruments. The quoted market value of short-term and long-term investments is disclosed in note 3(d).
(d) Cash, short-term investments and long-term investments
Meridian considers marketable securities with remaining maturities at date of purchase of fewer than 91 days to be cash equivalents, securities with maturity dates greater than 90 days and less than one year to be short-term investments and securities with maturity dates greater than one year to be long-term investments. Auction rate securities are classified as short-term investments unless the effective maturity date exceeds 365 days.
32       MERIDIAN GOLD INC. 2005 ANNUAL REPORT

During 2005, the Company retroactively reclassified its auction rate securities held from cash equivalents to short-term investments. Auction rate securities are variable rate bonds that have interest rate resets through a modified Dutch auction, at predetermined short-term intervals, usually every 7, 28 or 35 days, although they may exceed 90 days. Auction rate securities are callable at par on any interest payment date at the option of the issuer. The Company historically classified these instruments as cash equivalents if the period between interest rate resets was 90 days or less, based on the Company’s ability to either liquidate its holdings or roll its investment over to the next reset period. Based upon a re-evaluation of these securities, the Company has reclassified its auction rate securities from cash equivalents to short-term investments for each of the periods presented in the accompanying consolidated balance sheets and consolidated statements of cash flows. Purchases of investments and sales of investments, included in the accompanying consolidated statements of cash flows, have been revised to reflect the purchase and sale of auction rate securities in cash flows from investing activities during each of the periods presented. At December 31, 2005 and 2004, auction rate securities totaled $66.8 million and $73.7 million, respectively. At December 31, 2004, auction rates securities of $17.9 million were previously classified as short-term investments because the next auction dates for these securities were scheduled for more than 90 days into the future.
Cash equivalents consist primarily of U.S. dollar term deposits with major commercial banks and totaled approximately $58.3 million and $47.3 million at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the Company had $209.3 million and $170.5 million in short-term investments, with a weighted average yield of 4.7% and 2.7%, respectively. The effective maturity dates of short-term investments were between January 1, 2006 and December 18, 2006. At December 31, 2005 and 2004, long-term investments were $5.2 million and $6.4 million, with a weighted average yield of 4.9% and 3.4%, respectively. At December 31, 2005, the effective maturity dates of long-term investments were between January 1, 2007 and March 23, 2007. At December 31, 2005, the quoted market value of the Company’s short-term investments was $209.3 million (2004 — $171.3 million) and the quoted market value of the Company’s long-term investments was $5.2 million (2004 — $6.4 million). The Company’s investments are comprised of, on average, AAA rated Agency Bonds, Insured Asset Backed Securities and Taxable Auction Rate Securities. All securities are typically rated by at least two credit agencies. In addition, at December 31, 2005 and 2004, the Company had $13.9 million classified as restricted cash, which represents funds on deposit that have been pledged as backing for letters of credit issued for reclamation bonding.
(e) Inventory
Materials and supplies are valued at the lower of average cost and replacement value.
Stockpiled ore is carried at average production cost per tonne using the last in, first out (“LIFO”) method, as that cost is lower than net realizable value after an allowance for additional processing costs. The cost of producing stockpiled ore includes all direct costs of extracting the ore from the mine. Third party contractors extract the ore using their mining equipment and, accordingly, charges for use of this equipment are included in the cost of stockpiled ore as part of the costs billed from the contractor. Amortized mine development costs are not included in the cost of our stockpiled ore inventory or finished goods inventory. Costs associated with stockpiled ore are charged to cost of goods sold based on tonnes removed from inventory and processed through the mill.
Finished goods inventory is stated at the lower of average cost or net realizable value.
(f) Mineral property, plant and equipment
Mineral property, plant and equipment, including development costs and capitalized interest associated with the construction of certain capital assets, are recorded at cost. Start-up costs associated with new properties, net of revenues from pre-commercial production, are capitalized as part of the cost of the projects.
Depreciation, depletion and amortization for financial reporting purposes is provided on the shorter of the units-of-production basis, based upon the expected tonnes to be mined or on the straight-line basis over the estimated lives of the assets. Depreciation, depletion and amortization of mine development assets amortized on a units-of-production basis is recorded when a unit (a tonne of ore) is extracted (“produced”) from the mine regardless of whether the ore is added to the stockpiled ore inventory or sent directly to the mill.
Gains and losses are reflected in earnings upon sale or retirement of assets.
(g) Impairment of long-lived assets
Effective January 1, 2004, the Company adopted the CICA Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”). HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal, the impairment loss recognized will be the amount by which the carrying amount of the asset exceeds its fair value.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT       33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003
(Tables expressed in millions of USD, except per share amounts)
3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(g) Impairment of long-lived assets (CONTINUED)
At each reporting period, the Company reviews the carrying value of its mineral properties. These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.
(h) Asset retirement obligations (“AROs”)
AROs are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset. Reclamation obligations on the Company’s mineral properties are recorded as AROs. The fair value of a liability for an ARO, such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.
The Company recognizes the fair value of a liability for an ARO in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made, based on the discounted estimated future cash settlement of an ARO. The ARO is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. This asset retirement cost will be depreciated over the life of the related asset. The liability is accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates.
(i) Stock-based compensation
During 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees on or after January 1, 2002, and disclose the pro forma effect of accounting for these awards under the fair value method. Under the settlement method, no compensation expense is recognized in the Company’s consolidated statements of operations for options granted during each of the years ended December 31, 2003 and 2002 because the exercise price of employee stock options was the market price on the day granted. Consideration paid by directors and employees on exercise of stock options was recorded as share capital.
As required under the revised Canadian standard for accounting for stock-based compensation, effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy to measure stock options granted to directors and employees after January 1, 2002 at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital (note 2 (a)).
Issues of restricted shares and stock options granted to non-employees are accounted for using the fair value method during fiscal years presented.
(j) Translation of foreign currencies
Assets and liabilities of entities where the functional currency is not the U.S. dollar (Argentina) are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments reported as a separate component of shareholders’ equity. Revenue and expenses are translated using the average exchange rate during the period. For entities where the U.S. dollar is the functional currency (U.S., Canada and Chile), gains and losses that arise from remeasuring monetary assets and liabilities denominated in other than U.S. dollars are recorded in earnings.
(k) Revenue
Revenue is recognized when metal is delivered and title to the metal is transferred to third parties. Revenue of $40.5 million (2004 —$28.3 million; 2003 — $21.6 million) generated from the sale of silver is recognized as a by-product and applied to reduce cost of goods sold. Costs incurred or premium income received on forward sales or options contracts are recognized in revenue when the contracts expire or production is delivered. Changes in the fair value of the related asset or liability are recognized in earnings, unless the contract qualifies for hedge accounting treatment.
(l) Mineral exploration and development costs
Mineral exploration costs and costs incurred on properties being maintained but not advanced are expensed as incurred. Development costs applicable to mineralized properties deemed capable of commercial production, as evidenced by a positive economic analysis of the project, are capitalized and then amortized using the units-of-production method based upon projected minable tons.
34       MERIDIAN GOLD INC. 2005 ANNUAL REPORT

(m) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. The amount of future income tax assets and liabilities is limited to the amount that is more likely than not to be realized.
(n) Earnings per share
Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method, taking into account dilutive potential common shares, primarily employee stock options and restricted common stock outstanding during the period.
(o) Comparative figures
Certain reclassifications have been made to prior year amounts to conform to the current year presentation.
4. JOINT VENTURES
(a) Rossi
The Company entered into a joint venture with Barrick Gold Corporation (“Barrick”) during 1998 for the Company’s Rossi property in Nevada (note 6). During 2003, Barrick earned a 60% interest in the joint venture by completing its $15 million of expenditures on the property. Meridian holds a 40% interest in the joint venture. During 2005 the Company capitalized all costs for Rossi and in 2004 the Company expensed $0.1 million. In 2005 and 2004, the Company’s share of capitalized development costs was $1.6 million and $1.8 million, respectively.
(b) Jerritt Canyon
The Company sold its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003 for $450,000 cash, 9.6 million Queenstake Resources Ltd. common shares with a quoted market price of CDN$0.28 per share, a production receivable for $1.8 million and a future net smelter returns royalty not valued at the time of sale. The sale of JCJV resulted in a gain of $1.7 million. The Company sold the Queenstake Resources Ltd. shares in 2003 and recognized a gain of $2.9 million.
During 2004, the Company received $1.8 million from Queenstake as payment for the production receivable and $0.9 million for the buy-out of the net smelter returns royalty, with the latter being recognized as a gain.
The Company’s 30% interest in the JCJV is reflected in the consolidated financial statements on a proportionate consolidation basis. The Company’s share of the joint venture’s operating results included in the accompanying consolidated financial statements is as follows:

2003

Revenue	$15.8
Expenses:
Cost of sales	12.2
Depreciation, depletion and amortization	3.1
Reclamation and other	(4.9)

Earnings from operations	$5.4

Cash provided by operating activities	$0.5
Cash used in investing activities	(0.5)

MERIDIAN GOLD INC. 2005 ANNUAL REPORT     35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003
(Tables expressed in millions of USD, except per share amounts)
5. INVENTORY

	2005	2004

Materials and supplies	$2.1	$2.1
Stockpiled ore	4.8	3.3
Finished goods	0.2	—

	$7.1	$5.4

6. MINERAL PROPERTY, PLANT AND EQUIPMENT

	2005	2004

Mineral property acquisition and development costs	$658.7	$643.5
Plant, buildings and equipment	68.6	67.9

	727.3	711.4
Accumulated depreciation, depletion, amortization and write-down	(637.7)	(82.6)

	$89.6	$628.8

Mineral property, plant and equipment allocation by project:

	2005			2004
		Accumulated
		depreciation,			Accumulated
		depletion,			depreciation,
		amortization			depletion and
	Cost	and write-down	Total	Cost	amortization	Total

El Peñón mine	$170.6	$93.7	$76.9	$144.2	$79.8	$64.4
Rossi project	8.9	0	8.9	7.3	—	7.3
Esquel project	544.0	541.5	2.5	556.4	0.6	555.8
Other	3.8	2.5	1.3	3.5	2.2	1.3

	$727.3	$637.7	$89.6	$711.4	$82.6	$628.8

The El Peñón mine is located in the Atacama Desert in northern Chile, approximately 160 kilometers southeast of Antofagasta, and began commercial production in January 2000. During 2005, Meridian Gold bought Gold Fields Chile Limitada’s interest in the Angelina joint venture for $7.5 million in cash. This adjacent property is now 100% owned by Meridian and extends the El Peñón district. The Rossi project, a joint venture with Barrick, is located 41.6 kilometers northwest of Carlin, Nevada, USA, and is expected to begin production during 2007 (note 4(a)). The Esquel project is located in the Sierra de Esquel, 7 kilometers northeast of the town of Esquel, Chubut, Argentina.
7. ESQUEL PROPERTY IMPAIRMENT
At each reporting period, the Company reviews the carrying value of its mineral properties. These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. The reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. In addition, CICA Accounting Guideline 11, “Enterprises in the Development Stage” states, “...when there has been a delay in development activity that extends beyond three years, there is a presumption that a write-down of capitalized costs and deferred development and pre-operating costs is necessary. This presumption can be rebutted only by persuasive evidence to the contrary”. The Company used its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined an impairment was necessary as of December 31, 2005 for the Company’s Esquel project in Argentina.
36     MERIDIAN GOLD INC. 2005 ANNUAL REPORT

The Esquel project was acquired in 2002. The Company encountered local opposition from the citizens of Esquel who voted not to support the mine development in a non-binding referendum in March 2003. Shortly thereafter the provincial government passed a law that prohibited open-pit mining and the use of cyanide that became effective in 2003. Since the non-binding referendum, the Company has focused its efforts on addressing the concerns of the community and developing an underground mine plan. Meridian Gold’s development activities on the Esquel project have been interrupted for three years. Although management remains confident in the long-term economics of the project, the Company currently does not have persuasive evidence, such as issued permits, to maintain the capitalized cost associated with the Esquel project. Therefore, in compliance with accounting guidelines, the Company wrote down the long-lived assets of the Esquel project to their estimated fair value, which management determined to be the real estate value of the property. Based on market analysis, assisted by a third party, this value is $2.5 million. The impairment expense recorded in 2005 for the Esquel project was $542.8 million and the income tax benefit was $163.9 million. The impairment charge was a non-cash transaction. The following table illustrates the values used in the write-down of the Esquel property.

Purchase price	$310.0
Spending on project	6.1
Future income tax liability(1)	149.1
Currency translation adjustment(2)	77.6

Total impairment	542.8
Future income tax benefit	163.9

Net impairment	$378.9

Notes

(1)	Future income tax liability recorded as part of the original purchase of the project.

(2)	The currency translation adjustment is related to the balance sheet adjustments for the foreign exchange difference between the time of purchase and the time of the write-off.
Management regularly reviews the status of the Esquel project and advises the Board of Directors of activities.
8. OTHER ASSETS

	2005	2004

Long-term investments (note 3(d))	$5.2	$6.4
Deferred charges, net of amortization of $3.4 (2004 – $2.7)	2.4	2.6
Other	3.4	3.1

	$11.0	$12.1

9. ACCRUED AND OTHER LIABILITIES

	2005	2004

Asset retirement obligations (notes 10 and 11)	$13.3	$4.3
Accrued payroll and bonus	6.1	3.8
Income tax payable, current	1.5	7.7
Other accrued liabilities	6.3	2.5

	$27.2	$18.5

10. OTHER LONG-TERM LIABILITIES

	2005	2004

Asset retirement obligations (notes 9 and 11)	$12.0	$7.5
Accrued pension cost	4.3	4.0
Income taxes payable (note 12)	48.7	30.8

	$65.0	$42.3

MERIDIAN GOLD INC. 2005 ANNUAL REPORT     37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003
(Tables expressed in millions of USD, except per share amounts)
11. ASSET RETIREMENT OBLIGATIONS (“AROs”)
The Company’s AROs are estimated costs for shutdown and reclamation of mineral properties and are comprised of earthwork (including detoxification), re-contouring, re-vegetation, stabilization, heap-leach encapsulation and facility decommissioning. In determining the estimated costs, the Company considers such factors as changes in laws and regulations, the likelihood that additional permits will be required, and requirements under existing operating permits. Such analyses are performed on an ongoing basis.
During 2005, the Company recorded an additional $17.4 million AROfor its shutdown and reclamation responsibilities for its Beartrack mine in Idaho (mining of all the economic ore completed in 2000). The Company has also recorded current and long-term assets of $8.5 million and $1.5 million, respectively, for the benefit to be received pursuant to an insurance policy that covers $10 million of reclamation activity, which are classified in other current assets and other assets, respectively. The ARO for Beartrack as at December 31, 2005 was $19.5 million. As of December 31, 2005 the Company has spent approximately $14.4 million for the Beartrack shutdown and reclamation.
The continuity of the reclamation liabilities is as follows:

	2005	2004	2003

Balance, beginning of year	$11.8	$18.5	$31.6
Addition	17.4	—	—
Accretion	0.4	0.4	0.8
Expenditures	(4.3)	(7.1)	(6.2)
Sale of JCJV (note 4(b))	—	—	(7.7)

Balance, end of year	$25.3	$11.8	$18.5

12. INCOME TAXES AND FUTURE INCOME TAXES
On October 26, 1998, the Company entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”), under which all prior spending in Chile by the Company was consolidated. Under the provisions of these DL600 contracts, the Company elected to have its earnings taxed at the statutory rate of 42%. During 2003, the Company notified the Chilean authorities that it would exercise its option under the DL600 contract to elect out of the statutory 42% tax rate as provided for in the contract and will now be taxed at 35% based upon Chilean tax statutes in effect, which are subject to future changes.
Income tax expense included in the consolidated statements of operations is as follows:

	2005	2004	2003

Current	$15.1	$15.7	$9.7
Future	(145.1)	11.3	15.2

	$(130.0)	$27.0	$24.9

The income tax expense differs from that computed by applying the applicable Canadian federal and Ontario statutory rate to income before taxes as follows:

	2005	2004	2003

Applicable statutory rate	36.1%	36.1%	36.6%

Income tax expense (benefit) calculated using statutory tax rate (note 7)	$(172.0)	$23.0	$22.6
Increase of valuation allowance	18.3	4.9	3.9
Foreign earnings subject to tax at other than statutory rate	5.3	0.5	(2.3)
Losses incurred from foreign operations without tax benefit	19.2	0.7	1.2
Other	(0.8)	(2.1)	(0.5)

Income tax expense (benefit)	$(130.0)	$27.0	$24.9

38     MERIDIAN GOLD INC. 2005 ANNUAL REPORT

The significant components of the Company’s future income tax assets and liabilities at December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003

Current future income tax assets:
Chile:
Net operating loss carryforwards	$—	$—	$—
Other, net	0.7	0.4	0.4
U.S.:
Reclamation reserves	4.6	1.5	1.6
Other, net	0.5	0.2	0.3

Total current deferred income tax assets	5.8	2.1	2.3
Valuation allowance	(2.1)	(1.7)	(1.9)

	$3.7	$0.4	$0.4

Current future income tax liabilities:
Chile	$(0.5)	$(0.1)	$(0.1)
U.S.	(2.9)	—	—

	$(3.4)	$(0.1)	$(0.1)

	2005	2004	2003

Long-term future income tax assets:
Argentina:
Net operating loss carryforwards	$3.7	$3.1	$2.0
Other, net	5.7	5.8	5.9
Chile:
Reclamation reserves	0.4	0.4	0.3
U.S.:
Mineral property, plant and equipment	9.7	10.0	10.8
Reclamation reserves	3.8	2.1	3.9
Net operating loss carryforwards	42.3	38.7	31.9
Foreign tax credits	—	—	0.9
Other, net	0.5	1.1	1.0
Canada and other foreign:
Mineral property, plant and equipment	3.0	1.2	1.1
Net operating loss carryforwards	5.9	3.6	2.4

Total future income tax assets	75.0	66.0	60.2
Valuation allowance	(74.6)	(56.7)	(52.0)

	$0.4	$9.3	$8.2

Long-term deferred income tax liabilities:
Argentina:
Other, net	$—	$(175.7)	$(178.1)
Chile:
Mineral property, plant and equipment	(12.8)	(12.6)	(14.1)
Canada and other foreign:
Other, net	—	—	(2.3)

	$(12.8)	$(188.3)	$(194.5)

At December 31, 2005, the Company and subsidiaries included in these consolidated financial statements had available U.S. loss carryforwards of approximately $120.9 million, which expire between the years 2018 and 2025, and Canadian net operating loss carryforwards of approximately $16.3 million, which expire between the years 2005 and 2015.
Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of U.S. and foreign future tax assets and estimates of future earnings in these jurisdictions as of December 31, 2005.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT     39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003
(Tables expressed in millions of USD, except per share amounts)
13. SHARE CAPITAL
(a) Shareholders’ equity

	2005	2004

Share capital	$390.8	$385.8
Additional paid-in capital	7.6	5.8
Retained earnings (deficit)	(166.4)	180.0
Cumulative translation adjustment	54.1	62.3

Total shareholders’ equity	$286.1	$633.9

(b) Authorized share capital
The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. Preferred shares are issuable in series. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The preferred shares rank prior to the common shares with respect to dividends and return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares as a class are entitled by law to vote, the holders of preferred shares are not entitled to vote. As of December 31, 2005, the Company had no issued or outstanding preferred shares.
(c) Issued and outstanding common shares

	Number
	of shares
	(in 000’s)	Amount

Balance as at December 31, 2002	98,986	$380.3
Issued during the year:
Under the terms of directors’ and employees’ stock options	151	0.9
Shares issued on grant of restricted shares	57	1.5

Balance as at December 31, 2003	99,194	382.7
Issued during the year:
Under the terms of directors’ and employees’ stock options	386	2.0
Shares issued on grant of restricted shares	50	1.1

Balance as at December 31, 2004	99,630	385.8
Issued during the year:
Under the terms of directors’ and employees’ stock options	546	3.9
Shares issued on grant of restricted shares	57	1.1

Balance as at December 31, 2005	100,233	$390.8

(d) Shareholder Rights Plan
In March 1999, the Company established a Shareholder Rights Plan (the “Plan”), which replaced the existing plan established in July 1996. The Plan has a term of 10 years (subject to being reconfirmed by the Company’s shareholders every three years) and expires on July 30, 2009. In implementing the Plan, one right was distributed for each common share outstanding on July 30, 1999, as well as each common share to be issued prior to the “Separation Time”. The Separation Time is defined as the tenth trading day after the earlier of (i) the first date of public announcement that a person or group other than certain exempt persons (an “Acquiring Person”), together with affiliates or associates, has acquired, or obtained the right to acquire, 20% or more of any class of voting shares of the Company; or (ii) the date of commencement or announcement of a “Take-over Bid” (as defined in the Shareholder Rights Plan Agreement). A Take-over Bid means an offer to acquire voting shares of the Company (or securities convertible into such shares) that, if successful, would result in the person making such an offer (the “Offeror”) beneficially owning 20% or more of any class of the voting shares of the Company.
40      MERIDIAN GOLD INC. 2005 ANNUAL REPORT

The Shareholder Rights Plan Agreement provides that, until the Separation Time, the rights will be transferred with and only with the common shares. After the Separation Time, separate rights certificates will be mailed to holders of record of the common shares as of the Separation Time. After the Separation Time and prior to the expiration time, the rights are exercisable by the holders. Each right will entitle the holder to purchase one common share for the exercise price (as defined in the Shareholder Rights Plan Agreement).
(e) Share Incentive Plan
During 1999, the Company’s shareholders adopted the Meridian Gold Inc. 1999 Share Incentive Plan (the “1999 Plan”), which replaced the Company’s 1996 Share Option Plan and which provides for the granting of equity-based or equity-related awards to certain directors, officers and employees of the Company. A maximum of 8,200,000 shares of common stock are reserved for issuance under the amended 1999 Plan.
Options are granted at exercise prices equal to the quoted market value of the common stock at date of grant. Options have 10-year terms and vest in equal amounts over one to three years. A summary of the stock option activity and stock options outstanding are presented in the tables below.

	2005		2004		2003
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise price	of options	exercise price	of options	exercise price
	(in 000’s)	(in USD)	(in 000’s)	(in USD)	(in 000’s)	(in USD)

Stock options outstanding, beginning of year	1,932	$9.28	1,889	$7.57	1,853	$6.86
Granted	273	17.41	454	13.19	228	12.39
Exercised	(546)	6.25	(386)	5.27	(151)	6.15
Expired and/or cancelled	(102)	15.85	(25)	12.92	(41)	12.59

Stock options outstanding, end of year	1,557	$11.38	1,932	$9.28	1,889	$7.57

Exercisable stock options	1,024	$9.57	1,285	$7.28	1,478	$6.17

Stock options outstanding as at December 31, 2005 are as follows:

		Weighted	Weighted
		average	average
Range of	Shares	remaining life	exercise price
exercise prices (in USD)	(in 000’s)	(years)	(in USD)

$2.19 – $4.37	24	2.2	$2.97
4.37 – 6.56	247	4.3	5.78
6.56 – 8.75	359	4.0	7.59
8.75 – 10.94	28	5.4	9.56
10.94 – 13.12	481	7.3	12.43
13.12 – 15.31	77	9.4	15.14
15.31 – 17.50	134	5.9	16.95
17.50 – 19.68	207	9.2	18.35

	1,557	6.2	$11.38

In 2005, 2004, and 2003, the Company awarded 65,824, 49,735, and 80,569 restricted shares, respectively, under the 1999 Plan. The average fair values of the shares at the date of grant were $16.52, $13.04, and $12.66, respectively. Restricted shares vest one-third per year over three years.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT     41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003
(Tables expressed in millions of USD, except per share amounts)
13. SHARE CAPITAL (CONTINUED)
(e) Share Incentive Plan (CONTINUED)
Effective January 1, 2004, the Company began recording compensation expense related to stock options granted after January 1, 2002 using the fair value of the stock options granted. As discussed in note 2(a), 2003 was not restated. Had the Company reported compensation costs as determined by the fair value method of accounting for stock option grants to employees and directors subsequent to January 1, 2002, the pro forma net earnings and earnings per common share would have been the pro forma amounts indicated in the following table:

2003

Net earnings — as reported	$34.4
Compensation expense — additional stock-based compensation	(0.7)

Net earnings — pro forma	$33.7

Earnings per share:
As reported:
Basic	$0.35
Diluted	$0.34
Pro forma:
Basic	$0.34
Diluted	$0.34
The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following assumptions:

	2005	2004	2003

Weighted average fair value per option	$8.82	$7.08	$6.23
Expected life of options (years)	5.0	5.0	4.3
Risk-free interest rate	3.5%	3.5%	1.5%
Expected volatility	56.3%	59.3%	63.0%
Expected dividend yield	—	—	—
14. EARNINGS PER SHARE
The following table presents the calculation of basic and diluted earnings per share:

	2005	2004	2003

Net earnings (loss)	$(346.4)	$36.6	$34.4

Basic weighted average shares outstanding (in 000’s)	99,936	99,259	99,060
Effect of dilutive potential common shares (in 000’s)	—	707	867

Diluted weighted average shares outstanding (in 000’s)	99,936	99,966	99,927
Basic earnings (loss) per share	$(3.47)	$0.37	$0.35
Diluted earnings (loss) per share	$(3.47)	$0.37	$0.34

Anti-dilutive shares excluded from the calculation (in 000’s)	1,557	154	243

Dilutive potential common shares consist of employee stock options.
42     MERIDIAN GOLD INC. 2005 ANNUAL REPORT

15. SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION

	2005	2004	2003

Cash paid for income taxes	$19.8	$14.9	$2.7
Cash paid for interest	—	—	—
Non-cash investing and financing activities:
Receivable and investment received on sale of assets	—	—	3.8
16. ADDITIONAL SEGMENT DISCLOSURE
The Company’s operating segments are based on mineral properties as discussed in note 6 and on regional exploration activities. The accounting policies of all segments are consistent with those outlined in note 3 — Significant Accounting Policies. The breakdown of exploration expenses by geographic region is as follows:

	2005	2004	2003

Chile	$15.6	$10.2	$4.5
Argentina	2.7	4.0	7.0
United States	2.5	3.0	0.8
Peru	1.0	1.4	2.4
Nicaragua	2.4	—	—
Mexico	0.7	0.5	0.8
Other	0.1	0.4	0.5

Total exploration expenses	$25.0	$19.5	$16.0

17. FORWARD CONTRACTS
(a) Gold
During 1999, the Company closed out all of the gold forward contracts it had entered into. Under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the original expiry date of the contracts, which period ended in 2004. During 2004 and 2003, the Company recognized $1.2 million and $1.9 million, respectively, of the deferred revenue on expiring gold forward contracts in revenue.
(b) Silver
At December 31, 2003, the Company had remaining forward sales commitments for 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004. In addition, at December 31, 2003, the Company had forward sales commitments for 2,200,000 ounces of silver for contracts entered into during 2003 at an average price of $5.05 per ounce for delivery during 2004. As at December 31, 2004, these silver contracts had been closed through delivery or other settlement. During 2004, the Company recorded a loss of $3.3 million on settlement of forward sales commitments for 1,700,000 ounces of silver that were financially settled and not delivered into.
During 2005, the Company purchased European-style put option contracts for 250,000 ounces of silver with a strike price of $7.00 and an expiration date of January 27, 2006. These puts guaranteed the Company the right to sell the specified silver ounces for no less than the strike price on the expiration date. The option premium paid of $62,000 has been charged to operations.
As of February 3, 2006, the Company had no gold or silver hedges.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT     43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003
(Tables expressed in millions of USD, except per share amounts)
18. COMMITMENTS AND CONTINGENCIES
(a) Operating leases
The Company has entered into operating leases for office premises and equipment that provide for minimum annual lease payments totaling $1.0 million over the next three years.
(b) Operating commitments
In January 2005, the Company entered into a five-year contract for underground extraction services at the El Peñón mine. The remaining commitment as of December 31, 2005 was $152.4 million and the Company has the option to cancel the contract with certain penalties. The Company also has contractual obligations with companies that provide services and supplies at the El Peñón mine. These contracts do not contain take-or-pay obligations or require minimum purchase quantities.
(c) Exploration commitments
In August 2005, the Company entered into an agreement with Minera Florida to fund exploration of the Alhue District in Chile for up to $5.0 million in exploration costs over 18 months. During this period, the Company has an option to purchase 100% of the outstanding capital of Minera Florida for $100 million in cash. To date the Company has funded $2.1 million in exploration costs.
The Company committed $3.5 million for the exploration of the Natividad property in Nicaragua over the first two years of the agreement that was entered into during 2004. As of December 31, 2005, the Company had spent $2.4 million and has a remaining commitment of $1.1 million.
In addition, the Company has entered into option agreements which require the Company to incur exploration expenditures and make option payments by certain dates in order to earn an interest in other properties. These contracts can be cancelled by the Company. Periodically, the Company evaluates the prospects of each project to determine whether further investment is warranted.
(d) Legal claims
The Company is exposed to certain other contingent liabilities or claims incident to the ordinary course of business. Although the outcome of these matters is not determinable at this time, the Company believes none of these claims will have a material adverse effect on the Company’s financial position or results of operations.
19. RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices generally accepted in the United States (“U.S. GAAP”). Except as noted below, none of these differences have a material effect on the financial statements of the Company.
Under Canadian GAAP, start-up activities at the El Peñón mine were capitalized. Under U.S. GAAP, the Company would have been required to expense the start-up activities as incurred. Broadly defined, start-up activities consist of the operating activities of the facility prior to reaching commercial production levels. Expensing the cost of start-up activities in prior years would have resulted in an increase to net earnings of $0.6 million in each of 2005, 2004 and 2003 for U.S. GAAP purposes due to a reduction in amortization expense.
U.S. GAAP requires classification of other comprehensive income by its nature in the financial statements and the Company reported accumulated other comprehensive income separately in the equity section of the balance sheet. Under Canadian GAAP, these amounts are reported as cumulative translation adjustment in the equity section of the balance sheet.
The Canadian GAAP standard for asset retirement obligations (HB 3110) is substantially the same as U.S. Statement of Financial Accounting Standards (“SFAS”) No. 143, which was applicable to the Company’s 2003 fiscal year for U.S. GAAP purposes. A $1.7 million adjustment to retained earnings as at January 1, 2003 under Canadian GAAP on adopting HB 3110 would have been recorded in earnings as a cumulative change in accounting principle for the year ended December 31, 2003 under U.S. GAAP. There would be no differences between the balance sheets as at December 31, 2005 and 2004 or between the statement of operations for the years ended December 31, 2005 and 2004 prepared under Canadian or U.S. GAAP for this matter.
44       MERIDIAN GOLD INC. 2005 ANNUAL REPORT

Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options as discussed in note 2(a). For purposes of the reconciliation to U.S. GAAP, in fiscal 2004 the Company adopted SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS 148 is similar to the amended Canadian standards. Accordingly, adoption of these standards does not result in a significant difference in the calculation of stock-based compensation expense between Canadian and U.S. GAAP. The transitional provisions under United States standards allow the effects of the fair value method to be accounted for under the modified prospective method, which requires the accounting for stock-based compensation expense subsequent to the date of adoption as if the fair value method was applied to all options granted since January 31, 1995. As a result, the adjustment to retained earnings and additional paid-in capital would not be made under U.S. GAAP. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123R, “Share-Based Payments”, which will require the Company to remeasure the fair value of stock-based awards at each reporting date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is evaluating the impact of adopting SFAS 123R.
Prior to January 1, 2004, under U.S. GAAP, stock-based compensation was accounted for based on the intrinsic value methodology. The compensation expense based on the fair value of options granted could be disclosed in the notes to the financial statements rather than in the statement of operations. The method was comparable to Canadian GAAP adopted in 2002. However, as a result of the amended Canadian standard not requiring retroactive application, details of the fair value of options granted prior to 2002 and earned during 2003 are required to be disclosed for United States regulatory purposes. Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company’s earnings for the year ended December 31, 2003 under U.S. GAAP would have changed to the pro forma amounts indicated below:

2003

Earnings for the year:
Under U.S. accounting principles	$36.7
Compensation expense based on fair value of options granted and vested	(0.7)

Pro forma earnings for the year	$36.0

Pro forma earnings per share	$0.36
There is no difference in stock-based compensation expense between Canadian GAAP and U.S. GAAP for 2005 and 2004.
The differences to the consolidated statements of operations that would have resulted from the Company following U.S. GAAP in 2005, 2004, and 2003 are summarized below:

	2005	2004	2003

Net earnings (loss) as reported in the financial statements (Canadian GAAP)	$(346.4)	$36.6	$34.4
Items increasing net earnings:
Start-up cost amortization	0.6	0.6	0.6
Cumulative effect of change in accounting for asset retirement obligations	—	—	1.7

Net earnings (loss) according to U.S. GAAP	(345.8)	37.2	36.7
Foreign currency translation adjustments	(8.2)	(4.1)	48.9

Comprehensive income (loss)	$(354.0)	$33.1	$85.6

Earnings (loss) per common share — basic:
Before cumulative change in accounting policy according to U.S. GAAP	$(3.46)	$0.37	$0.35
According to U.S. GAAP	(3.46)	0.37	0.37
Earnings (loss) per common share — diluted:
Before cumulative change in accounting policy according to U.S. GAAP	$(3.46)	$0.37	$0.35
According to U.S. GAAP	(3.46)	0.37	0.37
See note 14 for weighted average number of common shares outstanding.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT      45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003
(Tables expressed in millions of USD, except per share amounts)
19. RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
The differences to the consolidated balance sheets that would have resulted from the Company following U.S. GAAP in 2005 and 2004 are summarized below:

	2005		2004
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Mineral property, plant and equipment, net	$89.6	$89.0	$628.8	$627.6
Total assets	404.5	403.9	892.1	890.9
Total liabilities	118.4	118.4	257.2	257.2
Additional paid-in capital	7.6	6.7	5.8	4.9
Retained earnings (deficit)	(166.4)	(166.1)	180.0	179.7
Cumulative translation adjustment	54.1	—	62.3	—
Accumulated other comprehensive income	—	54.1	—	62.3
Total shareholders’ equity	286.1	285.5	633.9	632.7
Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Company’s ownership interest. Under U.S. GAAP, the equity method of accounting is applied in circumstances where a proportionately consolidated joint venture’s significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. U.S. regulations do not require, for the purposes of this reconciliation, adjustment to equity accounts for the joint ventures. The presentation of the Company’s joint ventures does not require adjustments to the equity method. Refer also to note 4(b) to the financial statements.
Recent U.S. accounting pronouncements
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3”, which requires an entity to report a change in accounting principle through retrospective application of the new accounting principle to all prior periods, unless it is impracticable to do so. SFAS 154 becomes effective for fiscal years beginning after December 15, 2005. The Company does not expect this policy to have a material impact on our financial statements.
46       MERIDIAN GOLD INC. 2005 ANNUAL REPORT

MINERAL RESERVES AND RESOURCES

	December 31, 2005					December 31, 2004
		Grade	Contained ounces				Grade	Contained ounces
	Tonnes	Gold	Silver	Gold	Silver	Tonnes	Gold	Silver	Gold	Silver
	(mils)	(g/t)	(g/t)	(K oz)	(K oz)	(mils)	(g/t)	(g/t)	(K oz)	(K oz)

El Peñón
Proven and probable reserves	8.4	7.8	283	2,109	76,396	7.9	8.0	214	2,041	54,534
Mineral resources
Measured and indicated	2.7	8.5	222	741	19,337	2.6	8.2	261	675	21,401
Inferred	2.3	8.2	380	595	27,700	1.2	8.3	322	323	12,517

Rossi (40% share)
Proven and probable reserves	—	—	—	—	—	—	—	—	—	—
Mineral resources
Measured and indicated	0.2	15.4	—	109	—	0.2	15.4	—	109	—
Inferred	0.3	12.9	—	133	—	0.3	12.9	—	133	—

Esquel
Proven and probable reserves	—	—	—	—	—	7.5	9.7	16	2,315	3,716
Mineral resources
Measured and indicated	4.7	15.0	23	2,286	3,523	3.0	3.5	7	346	687
Inferred	0.9	9.9	21	274	575	2.9	4.7	11	434	1,045

Total — Meridian’s Share
Proven and probable reserves	8.4	7.8	283	2,109	76,396	15.4	8.8	118	4,356	58,250
Mineral resources
Measured and indicated	7.6	12.8	90	3,135	22,003	5.8	6.1	118	1,130	22,088
Inferred	3.5	8.9	251	1,001	28,275	4.4	6.3	96	890	13,562
Notes
Gold price assumptions per ounce: El Peñón — $350 and Esquel — $325
Silver price assumptions per ounce: El Peñón — $6.00 and Esquel — $5.00
The reserves and resources of El Peñón and Esquel were prepared under the supervision of Greg Walker, an employee of Meridian, and have been audited by David Rennie, P. Eng. and James Pearson of Roscoe Postle Associates Inc. and Robin Young of Western Services Engineering Inc., respectively, who are qualified persons as defined in National Instrument 43-101 of the Canadian Securities Administrators. The reserves and resources of Rossi were prepared under the supervision of Robert Wheatley, an employee of Meridian, who is a qualified person as defined in National Instrument 43-101.
MERIDIAN GOLD INC. 2005 ANNUAL REPORT       47

DIRECTORS
LEFT TO RIGHT:
Robert A. Horn(2)
PRIVATE INVESTOR
Carl L. Renzoni(1*, 3)
PRIVATE INVESTOR
Brian J. Kennedy
VICE CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER, MERIDIAN GOLD INC.
Christopher R. Lattanzi(1, 2)
CHAIRMAN OF THE BOARD OF DIRECTORS,
MERIDIAN GOLD INC. AND
MINING CONSULTANT
Gerard E. Munera(1, 3)
PRIVATE INVESTOR
Richard P. Graff(1)
FINANCIAL CONSULTANT
Malcolm W. MacNaught(2 *)
PRIVATE INVESTOR
John A. Eckersley(3 *)
PRIVATE INVESTOR
Independent Directors of the Board may be contacted through the non-executive Chairman of the Board by writing to Christopher R. Lattanzi, Chairman of the Board, Meridian Gold Inc., Suite 900, 390 Bay Street, Toronto, ON M5H 2Y2, Canada. John Eckersley is not standing for re-election at the Annual Meeting of Shareholders, which will be held on May 16, 2006.
OFFICERS
LEFT TO RIGHT:
Darrin L. Rohr
VICE PRESIDENT, HUMAN RESOURCES
AND CHIEF PEOPLE OFFICER
Peter C. Dougherty
VICE PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER
Brian J. Kennedy
VICE CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
Edgar A. Smith
VICE PRESIDENT OF OPERATIONS
Darcy E. Marud
VICE PRESIDENT OF EXPLORATION
Wayne M. Hubert
VICE PRESIDENT,
CORPORATE DEVELOPMENT
AND INVESTOR RELATIONS

Notes

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Corporate Governance Committee

*	Chair of the Committee
48       MERIDIAN GOLD INC. 2005 ANNUAL REPORT

SHAREHOLDER INFORMATION
Corporate Offices
9670 Gateway Drive, Suite 200
Reno, NV 89521
Telephone: (775) 850-3777 or (800) 557-4699
Fax: (775) 850-3733
Annual Meeting
The Company’s annual shareholder meeting will be held at 4 p.m. on Tuesday, May 16, 2006 at the Toronto Stock Exchange Conference Centre located on street level of The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.
Auditors
KPMG LLP
Vancouver, British Columbia, Canada
Investor Relations
For public and media inquiries or copies of the Company’s Annual Information Form (AIF) or annual or quarterly reports, please contact Investor Relations (800) 572-4519 or visit the Company’s web site at www.meridiangold.com. The Company’s filings with the Canadian securities regulatory authorities can be accessed on SEDAR at www.sedar.com. The Company’s filings with the U.S. Securities and Exchange Commission can be accessed on EDGAR at www.sec.gov.
Market for the Registrant’s Common Equity and Related Shareholder Matters
The public trading markets for Meridian common shares are the Toronto Stock Exchange under the symbol “MNG” and the New York Stock Exchange under the symbol “MDG”.
NYSE Corporate Governance Rules Disclosure
Under the New York Stock Exchange’s corporate governance rules codified as Section 303A a foreign private issuer, such as Meridian Gold, must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under the NYSE listing standards. We have completed a review of our governance practices and have concluded our practices do not differ in any significant way from the NYSE listing standards.
QUARTERLY HIGH AND LOW STOCK PRICE

	FY2005				FY2004
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Common share prices
Toronto Stock Exchange (CDN$)
High	$26.03	$23.07	$26.68	$26.44	$19.31	$18.12	$21.15	$24.05
Low	$19.22	$17.92	$20.60	$21.44	$15.42	$12.11	$15.62	$19.25
Close	$20.40	$22.00	$25.35	$25.48	$15.96	$17.26	$21.00	$22.74
New York Stock Exchange (USD)
High	$21.15	$18.67	$22.70	$22.50	$15.10	$13.27	$16.75	$20.38
Low	$15.88	$14.11	$16.80	$18.25	$11.48	$8.95	$12.05	$15.51
Close	$16.84	$18.00	$21.91	$21.87	$12.20	$12.97	$16.72	$18.97
Transfer Agents and Registrars
Computershare Investor Services Inc.
1500 University
Street, Suite 700
Montreal, QC H3A 3S8
Telephone: (800) 564-6253 for calls from North America
                     (514) 982-7800 for calls from outside North America
METRIC CONVERSION TABLE

To convert	To imperial measurement units	Multiply by

Tonnes	Short tons	1.10231
Tonnes	Long tons	0.98422
Tonnes	Pounds	2,204.62
Tonnes	Ounces (troy)	32,150.7
Grams	Ounces (troy)	0.03215
Grams/tonne	Ounces (troy)/short ton	0.02917
Hectares	Acres	2.47105
Kilometers	Miles	0.62137
Meters	Feet	3.28084
Notes
Ounces (ozs.) are troy ounces; pounds (lbs.) are avoirdupois.
One pound is 14.58333 ounces.
One tonne is 2,204.62262 pounds.
One short ton is 2,000 pounds.